[redacted]

SECU 13025455 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-68205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JB Drax Honore Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum — (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman, Cohen & Diamond, LLC
(Name - *if individual, state last, first, middle name*)

111 S. Pfingsten Road - Suite 114	Deerfield	IL	60015
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/15

OATH OR AFFIRMATION

I, Ralph Hallenborg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JB Drax Honore Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Chief Operating Officer

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JB DRAX HONORE INC.

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT

December 31, 2012

JB DRAX HONORE INC.
YEAR ENDED DECEMBER 31, 2012

CONTENTS

GCD Advisors
Your Financial Decisions Partner

Grossman, Cohen & Diamond, LLC
Certified Public Accountants
www.gcdadvisors.com
111 S. Pfingsten Road, Suite 114
Deerfield, IL 60015

Report of Independent Auditors

The Board of Directors and Stockholder of
JB Drax Honore Inc.

We have audited the accompanying statement of financial condition of JB Drax Honore Inc. (a Delaware corporation) as of December 31, 2012 and the related notes to financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of JB Drax Honore, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Grossman, Cohen & Diamond, LLC

February 16, 2013

JB Drax Honore Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash	$ 3,746,636
Receivables	
Commissions, net of $141,246 allowance for doubtful accounts	1,392,572
Clearing Brokers	347,055
Prepaid income taxes	508,725
Deferred tax asset	82,184
Fixed assets, net of $379,927 accumulated depreciation	91,068
Other asset	314,908
Restricted cash - security deposits	180,731
Total Assets	$ 6,663,879

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 652,068
Due to affiliates	892,292
Total Liabilities	1,544,360
Stockholder's Equity	
Common stock ($.01 par value, 1000 shares authorized, 100 shares issued and outstanding)	1
Retained earnings	5,119,518
	5,119,519
	$ 6,663,879

The accompanying notes are an integral part of these financial statements.

JB DRAX HONORE INC
Notes to Financial Statements
Year Ended December 31, 2012

Note 1 –Organization and Ownership

J.B. Drax Honore Inc. (the "Company") is a wholly owned subsidiary of JB Honore S.A.R.L (the "Parent") of Luxembourg.

The Company is a member of the National Futures Association and is registered with the Commodity Futures Trading Commission as an Introducing Broker. On December 15, 2009 the Company, became registered with the Securities and Exchange Commission as a broker dealer and became a member of the Financial Industry Regulatory Authority. The principal operations of the Company are located in New York City. The Company's principal business is to provide execution services to U.S. customers in various U.S. and foreign financial commodities and equities.

Note 2–Summary of Significant Accounting Policies

a. **Revenue Recognition**
Commission revenues are recorded on a trade date basis.

b. **Management Estimates**
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management's estimates and assumptions include, but are not limited to, the collectability of accounts receivable. Management's estimates and assumptions are derived from and are continually evaluated based upon available information, judgment and experience.

c. **Income Taxes**
Income taxes are provided under the provisions of GAAP. Deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the company's assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

d. **Long-Lived Assets**
Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the assets' carrying amount over the fair value of the asset. Fair value is determined based on market quotes, if available, or is based on valuation techniques.

e. **Property and Equipment**
Property and equipment are recorded at cost and depreciated over their estimated useful lives, using straight-line and accelerated methods as indicated in the following tabulation.

	Years
Office equipment	5-7
Leasehold improvements	5

Repairs and maintenance charges that do not increase the useful lives of the assets are charged to operations as incurred.

f. **Receivables**
Receivables are stated at their estimated realizable value.

Note 2 – Summary of Significant Accounting Policies (continued)

g. **Allowance for doubtful accounts**
The allowance for doubtful accounts is an amount that management believes will be adequate to absorb possible losses on existing accounts receivable that may become uncollectible based on evaluations of the collectability of accounts receivable and prior credit loss experience. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the existing accounts receivable and related allowance may change in the near term.

Note 3 – Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness", as these terms are defined. The Company is also subject to the minimum capital requirements pursuant to regulation 1.17 under the Commodity Exchange Act, as amended, which imposes a requirement to maintain the greater of $45,000 or 6-2/3% of aggregate indebtedness. At December 31, 2012 the Company's net capital of $2,755,802 which was $2,666,609 in excess of its required capital of $89,193.

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

Note 4 – Foreign Currency

The Company's functional and reporting currency is the U. S. Dollar.

Note 5 – Commitments

On November 3, 2006 the Company entered into an operating lease for office space that expired on November 30, 2012. The company will remain in these premises until February 2013. The Company has issued a $71,888 letter of credit as security deposit for its office lease. In December 2012 the company entered into a new operating lease for office space, this is currently being prepared for occupancy. The company has paid a cash security deposit of $102,309.

Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

Year Ended December 31:		
	2013	$204,618
	2014	204,618
	2015	204,618
	2016	204,618
	2017	204,618
	Thereafter	$513,072
Total		$1,536,162

Rent expense for the year ended December 31, 2012 amounted to $104,552.

Note 6 – Restricted Cash

Restricted cash –security deposits represents a compensating cash deposit with a financial institution for a standby letter of credit issued as a guarantee in connection with the Company's lease agreement as well as a cash deposit with the lessor.

Note 7 – Concentration of Customer and Credit Risk

The Company introduces its customer transactions to both related and unrelated execution entities. Pursuant to the terms of the various agreements between the Company and another executing broker, they have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and applies to all trades executed by the Company's customers, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company did not record liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty. Additionally, in the normal course of business, the Company enters into contacts that contain a variety of representations and warranties and which provide general indemnifications.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Note 8 – Income Taxes

The Company files federal and certain combined state and local income tax returns on a current basis without consolidation. Deferred taxes related to the effects of differences in valuing receivables and calculating depreciation on fixed assets.

The components of net tax expense reflected in the statement of earnings are set forth below:

Current Taxes	
U.S. Federal	$656,765
State and local	400,672
Total current tax expense	1,057,437
Deferred Taxes	
U.S. Federal	(11,871)
State and local	215
Total deferred benefit	(11,656)
Net Tax Expense to continuing operations	$1,045,781

The tax effects of temporary differences that give rise to deferred tax assets and liabilities consist of the following:

Deferred tax asset	
Allowance for doubtful accounts	$77,302
Depreciation	4,882
Deferred tax liability	-
Net deferred tax asset	$82,184

As of December 31, 2012 there was no valuation allowance. In addition, there was no change in the allowance from December 31, 2011.

The Company remains subject to U.S. Federal, state and local income tax audits for all periods subsequent to 2007.

The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes*. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. At December 31, 2012 management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Note 9 – Related party transactions

The company is provided trading, management and accounting services by other members of the group. For the year ended December 31, 2012 the company was charged $824,772 for these services.

As of December 31, 2012, net amounts due to affiliates amounted to $892,292. It is the Company's intent to repay all intercompany balances each year.

During 2012 the Company began executing trades with an affiliated company under common control. During 2012, the Company generated $102,482 in revenue from trades executed with the affiliate.

As of December 31, 2012, $5,095 included in commissions receivable was due from the affiliate.

Note 10 – Subsequent events

The Company has evaluated events and transactions that may have occurred since December 31, 2012 through the date the financial statements were available for issuance and has determined there were no subsequent events during this period which impacted the financial statements.